Exhibit 99.3

Review report

To the Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited consolidated financial results (‘the Statement’) of Dr. Reddy’s Laboratories Limited (“the Company”), its subsidiaries and joint ventures (collectively referred to as the “Group”) for the quarter ended 30 June 2015, except for the disclosures regarding ‘Public shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been reviewed by us. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in their meeting held on 30 July 2015. Our responsibility is to issue a report on the Statement based on our review, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (‘IAS 34’).

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of the Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

The Statement includes the results of the following entities:

1.	Aurigene Discovery Technologies (Malaysia) SDN BHD
2.	Aurigene Discovery Technologies Inc.
3.	Aurigene Discovery Technologies Limited
4.	Reddy Specialities GmbH
5.	beta Institut gemeinnützige GmbH
6.	betapharm Arzneimittel GmbH
7.	Cheminor Investments Limited
8.	Chirotech Technology Limited
9.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
10.	Dr. Reddy’s Laboratories (Proprietary) Limited
11.	Dr. Reddy’s Laboratories Inc.
12.	Dr. Reddy’s SRL
13.	Dr. Reddy’s Bio-Sciences Limited
14.	Dr. Reddy’s New Zealand Ltd.
15.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
16.	Dr. Reddy’s Laboratories (EU) Limited
17.	Dr. Reddy’s Laboratories (UK) Limited
18.	Dr. Reddy’s Laboratories Louisiana LLC
19.	Dr. Reddy’s Laboratories SA
20.	Dr. Reddy’s Laboratories International SA
21.	Dr. Reddy’s Laboratories Tennessee, LLC
22.	Dr. Reddy’s Laboratories Romania SRL
23.	Dr. Reddy’s Pharma SEZ Limited
24.	Dr. Reddy’s Venezuela, C.A.
25.	DRL Impex Limited
26.	Eurobridge Consulting B.V.
27.	Industrias Quimicas Falcon de Mexico, S.A. de C.V.
28.	Idea2Enterprises (India) Pvt. Limited
29.	Lacock Holdings Limited

Review report on unaudited consolidated financial results (continued)

30.	OOO Dr. Reddy’s Laboratories Limited
31.	OOO DRS LLC
32.	Promius Pharma LLC
33.	Reddy Antilles N.V
34.	Reddy Cheminor S.A.
35.	Reddy Holding GmbH
36.	Reddy Netherlands B.V.
37.	Reddy Pharma Iberia SA
38.	Reddy Pharma Italia S.p.A
39.	Dr. Reddy’s Laboratories New York, Inc.
40.	Dr. Reddy’s Laboratories LLC, Ukraine
41.	DRANU LLC
42.	OctoPlus B.V.
43.	OctoPlus Development B.V.
44.	OctoPlus Technologies B.V.
45.	OctoShare B.V.
46.	OctoPlus Sciences B.V.
47.	OctoPlus PolyActive Sciences B.V.
48.	Chienna B.V.
49.	Dr. Reddy’s Laboratories Canada Inc.
50.	Dr. Reddy’s Singapore PTE. LTD
51.	Dr. Reddy’s Laboratories SAS
52.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)
53.	DRSS Solar Power Private Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results prepared in accordance with applicable International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS), has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place: Hyderabad

Date: 30 July 2015

Unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter ended 30 June 2015 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

		Quarter ended			Year ended
		30.06.2015	31.03.2015	30.06.2014	31.03.2015
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Net Income from Sales and Services	375,776	387,044	351,754	1,481,889
2	Cost of Sales and Services
	a) (Increase) / decrease in stock-in-trade and work-in-progress	(10,502)	26,446	(6,930)	(5,564)
	b) Consumption of raw materials	57,562	57,830	66,875	280,969
	c) Purchase of traded goods	31,989	24,680	18,488	92,652
	d) Other expenditure	67,262	65,880	64,882	259,803
3	Gross Profit (1 - 2)	229,465	212,208	208,439	854,029
4	Selling, General and Administrative expenses	109,728	100,822	106,789	425,848
5	Research and Development expenses	43,869	51,443	38,753	174,488
6	Other (income) / expense, net	(1,249)	(1,253)	(1,848)	(9,167)
7	Operating profit (3) - (4 + 5 + 6)	77,117	61,196	64,745	262,860
8	Finance (expense) / income, net	2,163	(2,331)	4,809	16,818
9	Share of profit of equity accounted affiliate, net of income taxes	492	437	534	1,948
10	Profit before tax (7+8+9)	79,772	59,302	70,088	281,626
11	Tax expense	17,207	7,418	15,049	59,840
12	Net Profit after tax (10-11)	62,565	51,884	55,039	221,786
13	Extra-ordinary items (net of tax expense)	—	—	—	—
14	Net Profit for the period / year (12 - 13)	62,565	51,884	55,039	221,786
15	Net profit attributable to:
	- Equity holders of the Company	62,565	51,884	55,039	221,786
	- Non-controlling interest	—	—	—	—
16	Paid-up equity share capital (Face value of Rs. 5/- each)	8,528	8,519	8,517	8,519
17	Securities premium, retained earnings, share based payment reserve and other components of equity				1,104,499
18	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	36.71	30.45	32.34	130.22
	- Diluted	36.58	30.35	32.24	129.75
		(Not annualised )	(Not annualised )	(Not annualised )
19	Public shareholding *
	- Number of shares	98,036,645	98,189,505	95,472,936	98,189,505
	- Percentage of shareholding	57.48	57.63	56.05	57.63
20	Promoters and promoter group shareholding
	a) Pledged / Encumbered
	- Number of shares	—	—	—	—
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—
	b) Non-encumbered
	- Number of shares	43,451,462	43,417,812	43,417,812	43,417,812
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
	- Percentage of shares (as a % of the total share capital of the Company)	25.48	25.48	25.49	25.48
21	Details of items exceeding 10% of total expenditure
	- Employee cost	75,017	72,935	71,643	289,668

*	Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters, Promoter Group and American Depository Receipt holders)

Segment reporting (Consolidated)

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

		Quarter ended			Year ended
		30.06.2015	31.03.2015	30.06.2014	31.03.2015
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	68,173	87,190	73,454	323,607
	b) Global Generics	309,611	307,168	287,392	1,193,972
	c) Proprietary Products	6,968	2,996	5,693	21,719
	d) Others	3,062	2,735	3,293	11,634
	Total	387,814	400,089	369,832	1,550,932
	Less: Inter-segment revenue	12,038	13,045	18,078	69,043
	Net Revenue from operations	375,776	387,044	351,754	1,481,889
2	Segment results:
	Gross Profit from each segment
	a) Pharmaceutical Services and Active Ingredients	13,320	17,123	12,334	57,087
	b) Global Generics	209,165	192,360	190,542	775,691
	c) Proprietary Products	5,774	2,077	4,710	17,958
	d) Others	1,206	648	853	3,293
	Total	229,465	212,208	208,439	854,029
	Less: Other un-allocable expenditure, net of other income	149,693	152,906	138,351	572,403
	Total profit before tax	79,772	59,302	70,088	281,626

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at Cost. During the quarter ended 30 June 2015, there has been a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and gross profit from such product for the previous periods have been reclassified to conform to such change.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1. Investor Complaints

Pending at the beginning of the quarter	NIL
Received during the quarter	8
Disposed of during the quarter	8
Remaining unresolved at the end of the quarter	NIL

2.	On 1 April 2015, the Company entered into a definitive agreement to acquire a select portfolio of established products’ business of UCB in the territories of India, Nepal, Sri Lanka and Maldives for a total consideration of Rs.800 crores. On 16 June 2015, the company completed the acquisition and recorded Rs.20 crores, Rs.748 crores and Rs.32 crores towards various current and fixed assets, intangible assets, and goodwill, respectively. The acquisition pertains to Company’s Global Generics segment.

3.	The Company continues to use SIMADI rate (VEF 197 per USD as of 30 June 2015) to translate certain monetary assets and liabilities of its Venezuelan subsidiary that may not qualify for CENCOEX rate of VEF 6.3 per USD. Consequently, foreign exchange loss of Rs.10 crores was recorded under finance expenses for the quarter ended 30 June 2015.

4.	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 30 July 2015. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

5.	The Securities and Exchange Board of India (SEBI) issued a circular dated 5 April 2010 permitting listed entities having subsidiaries to voluntarily submit the Consolidated Financial Statements as per IFRS. Consequent to this, the Company has voluntarily prepared and published unaudited Consolidated Financial Statements as per IFRS.

6.	The results for the quarter ended 30 June 2015 have been subject to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

7.	Unaudited financial results of Dr. Reddy’s Laboratories Limited (Standalone Information) prepared as per IGAAP

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

Particulars	Quarter ended			Year ended
	30.06.2015	31.03.2015	30.06.2014	31.03.2015
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Total income from operations	252,593	268,872	269,048	1,001,094
Profit from ordinary activities before tax	58,968	68,782	78,168	205,982
Profit from ordinary activities after tax	47,585	57,142	60,275	167,935

Note:

The unaudited standalone financial results for the quarter ended 30 June 2015 are available on the Stock Exchange’s website: www.bseindia.com and www.nseindia.com and also on the Company’s website: www.drreddys.com.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad

Date:	30 July 2015	Co-Chairman & Chief Executive Officer